VIA EDGAR

August 25, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Stacie Gorman

Re:	Trailblazer Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 11, 2025

File No. 333-288651

Dear Ms. Gorman:

Trailblazer Acquisition Corp. (the “Company”) hereby submits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 23, 2025 (“Comment Letter”) relating to the Amendment No. 1 to the Registration Statement on Form S-1, submitted by the Company with the Commission on August 11, 2025 (the “Amendment No. 1”).

The Company has publicly filed via EDGAR its Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”), which reflects the Company’s responses to the Comment Letter received from the Staff and certain updated information. For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note your response to prior comment 1. Please expand your disclosure here and on pages 10 and 111 to clarify that the cashless exercise of your warrants may result in material dilution. Please refer to Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has added the additional disclosure regarding potential dilution from conversion of the working capital loans to the cover page and to pages 10, 11, 111 and 112 of Amendment No. 2.

Risk Factors, page 43

2.	We note your response to prior comment 6. Please add risk factor disclosure to address the risks associated with no member of your management having prior SPAC experience.

Response: The Company acknowledges the Staff’s comment and added the additional risk factor to the summary on page 42 and on page 73 of the Amendment No. 2.

Management

Executive Officer and Director Compensation, page 140

3.	We note your response to prior comment 5. Please revise your disclosure in this section to reflect the shares to be given to your independent directors and chief financial officer. Please refer to Item 402(r)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and added disclosure on page 140 of the Amendment No. 2.

Part II. Information not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-2

4.	We note your response to prior comment 7. We note that Exhibit 10.3 does not link to your Registration Rights Agreement, but instead to a Private Placement Warrants Purchase Agreement. Please update to provide the correct exhibits and hyperlinks. Please refer to Item 601(a)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has updated the correct exhibits and corrected the hyperlinks to the referenced exhibits on page II-2 of the Amendment No. 2.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Eric Semler
Eric Semler, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP